UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-41834

GLOBAL MOFY AI LIMITED

No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town

Gaobeidian Township, Chaoyang District, Beijing

People’s Republic of China, 100000

+86-10-64376636

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Appointment of Officer

On April 24, 2025, the board of directors (the “Board”) of the Global Mofy AI limited (the “Company”) appointed Mr. Nan Zhang as the Chief Marketing Officer of the Company. In connection with Mr. Zhang’s appointment, the Company and Mr. Zhang entered into an employment agreement, dated April 24, 2025.

Mr. Nan Zhang has over 10 years of experience in business development and marketing. Since March 2021, he has served as the Director of Business Development and Chief Marketing Officer of Global Mofy (Beijing) Technology Co., Ltd., our wholly-owned subsidiary, where he is responsible for overseeing the company’s commercial strategy and key partnerships. From September 2014 to December 2020, Mr. Zhang was the Director of Business Development at Hangzhou Shixingren Film & TV Technology Co., Ltd., where he led the negotiation, execution, and management of all virtual technology-related business projects. From September 2007 to January 2010, he worked as a program director at the Cruise Travel Channel of Southern Media Group, where he was responsible for program planning and production. Mr. Zhang graduated in 2007 from the School of Journalism and Communication of Guangzhou University with a bachelor’s degree in Broadcasting.

There is no family relationship between Mr. Zhang and any of our other officers and directors. Except as described above, Mr. Zhang has not had any transaction with the Company since the beginning of our last fiscal year.

Executive Compensation

On April 24, 2025, the Company entered into an employment agreement (collectively, the “Employment Agreements”) with each of Mr. Haogang Yang, the Chief Executive Officer of the Company, Mrs. Wenjun Jiang, the Chief Technology Officer of the Company, and Mr. Nan Zhang, the Chief Marketing Officer of the Company (collectively, the “Officers”). Pursuant to the Employment Agreements, each of the Officers will receive an annual cash and equity based compensation. For the Officers’ services during the fiscal year ended September 30, 2024, the Officers shall receive an aggregate of 2,875,772 Class B ordinary shares of the Company (the “Shares”), par value US$0.00003 per share (“Class B Ordinary Shares”). The Officers shall be eligible to received performance-based equity compensation in the form of Class B Ordinary Shares pursuant to the milestones as set forth in the Employment Agreements (together with the Shares, the “Incentive Shares”). The Board has approved the Employment Agreements and the issuance of the Incentive Shares on April 24, 2025.

The foregoing description of the Employment Agreements is a general description only, does not purport to be complete, and is qualified in its entirety by reference to the terms of the Employment Agreements attached hereto as Exhibit 4.1, Exhibit 4.2 and Exhibit 4.3, which are incorporated herein by reference.

This Report on Form 6-K (including the exhibit) is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on January 28, 2025 (Registration No. 333-284554), as amended.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Employment Agreement between the Company and Haogang Yang, dated April 24, 2025
4.2	Employment Agreement between the Company and Wenjun Jiang, dated April 24, 2025
4.3	Employment Agreement between the Company and Nan Zhang, dated April 24, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL MOFY AI LIMITED

Date: April 25, 2025	By:	/s/ Haogang Yang
	Name:	Haogang Yang
	Title:	Chief Executive Officer, and a director

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